UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:  December 31, 2016

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Interleukin Genetics, Inc.

Full Name of Registrant

Former Name if Applicable

135 Beaver Street

Address of Principal Executive Office ( Street and Number)

Waltham, Massachusetts 02452

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The compilation, dissemination and review of the information required to be presented in the Annual Report on Form 10-K for the year ended December 31, 2016 has imposed time constraints that have rendered the timely filing of such Form 10-K impracticable without undue hardship, effort and expense as the Registrant was focused on seeking strategic relationships and the March 31, 2017 restructuring. The Registrant also needs additional time to assess the impact of the March 31, 2017 restructuring on its disclosure in such Form 10-K. The Registrant currently anticipates that it will file such Form 10-K within the grace period of fifteen (15) calendar days provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc B. Carbeau Chief Executive Officer	(781)	398-0700
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that in its statement of operations for the year ended December 31, 2016, the Registrant will report total revenues of approximately $2.5 million, up from approximately $1.4 million for the year ended December 31, 2015. Net loss for the year ended December 31, 2016 is estimated at approximately $7.4 million, down from a net loss of approximately $7.9 million for the year ended December 31, 2015. Cash at December 31, 2016 was approximately $2.7 million, as compared to approximately $4.7 million as of December 31, 2015.

The Registrant’s expectation regarding the timing of the filing of the Form 10-K and the anticipated changes from its statement of operations and cash reported in the previous Form 10-K are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements. These statements are subject to certain risks and uncertainties, including the Registrant’s inability to complete the work required to file such Form 10-K in the time frame that is anticipated or due to unanticipated changes being required in its reported operating results.

Interleukin Genetics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2017	By:	/s/ Marc B. Carbeau
Marc B. Carbeau Chief Executive Officer